September 16, 2015

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
Response Dated April 17, 2015
File No. 001-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the "staff") of the Securities and Exchange Commission (the "Commission"), dated September 4, 2015 to Mr. John J. Stephens of AT&T Inc. (the "Company" or "we"). For your convenience, we have included the staff's comments herein and included our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility. We acknowledge the staff's position that comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's responses to the staff's comments are set forth below and revised disclosure has been included in bold type. The Company will include the additional disclosure in the next filing of the applicable form where disclosure would be appropriate.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 12. Pension and Postretirement Benefits, pages 63 through 76

1.
You disclosed on page 64 that the change in method used to estimate interest and service costs resulted in a decrease in the service and interest components for pension cost in the fourth quarter of 2014. Please disclose how the change impacted your financial statements in quantitative terms.

Response:

In response to the staff's comment, we will change the disclosure in our Form 10-Q for the quarter ended September 30, 2015 and in our 2015 Form 10-K corresponding to that on page 64 of the 2014 Form 10-K as follows:

Form 10-K

In the fourth quarter of 2014, we changed the method we use to estimate the service and interest components of net periodic benefit cost for pension (as of October 1, 2014) and other postretirement benefits (as of December 31, 2014). This change does not affect the measurement of our total benefit obligations or our annual net periodic benefit cost as the change in service and interest costs is completely offset in the actuarial (gain) loss reported. This change compared to the previous method resulted in a decrease of $150 in the service and interest components for pension cost in the fourth quarter of 2014. For the year ended December 31, 2015, the change resulted in an incremental decrease of $740 in service and interest components for pension and postretirement costs. Prior to the fourth quarter of 2014, we estimated these service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. We have accounted for this change as a change in accounting estimate that is inseparable from a change in accounting principle and accordingly have accounted for it prospectively.

Form 10-Q
Our combined net pension and postretirement cost decreased $174 in the third quarter and $522 for the first nine months of 2015. Approximately $223 of the third quarter decrease and $669 in the first nine months was due to the change in the method used to estimate the service and interest components of net periodic benefit cost for pension and other postretirement benefits. While this change in estimate, which was made in the fourth quarter of 2014, provides a more precise measurement of interim service and interest costs, it will not affect the measurement of our total benefit obligations as of December 31 or our annual net periodic benefit cost as the change in the service and interest costs is completely offset in the actuarial gain or loss reported. The decrease from this change was partially offset by lower amortization of prior service credits as previous postretirement plan changes have become fully amortized, our lower expected long-term rate of return on our postretirement plan assets and updated assumed mortality rates.

2.
We noted that footnote 1 on page 67 disclosed the weighted average assumed discount rates to calculate pension cost in effect before and after the change. However, it appears that the assumed discount rates to calculate pension costs related to other postretirement benefit (OPEB) plans were not affected. Please ensure the disclosure is clear about the discount rates assumed for OPEB plans, and ensure the disclosure of the assumed discount rates used to calculate pension costs reflects the change, as appropriate.

Response:

In response to the staff's comment, we will change the disclosure in our 2015 Form 10-K corresponding to that on page 67 of the 2014 Form 10-K as follows:

In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits			Postretirement Benefits
	2014	2013	2012	2014	2013	2012
Weighted-average discount rate for determining projected benefit obligation at December 31	4.30%	5.00%	4.30%	4.20%	5.00%	4.30%
Discount rate in effect for determining service cost[1]	5.00%	4.30%	5.30%	5.00%	4.30%	5.30%
Discount rate in effect for determining interest cost[1]	4.60%	4.30%	5.30%	5.00%	4.30%	5.30%
Long-term rate of return on plan assets	7.75%	7.75%	8.25%	7.75%	7.75%	8.25%
Composite rate of compensation increase for determining projected benefit obligation	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Composite rate of compensation increase for determining net pension cost (benefit)	3.00%	3.00%	4.00%	3.00%	3.00%	4.00%
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Weighted average discount rate of 5.00% in effect for pension costs from January 1, 2014 through September 30, 2014. Discount rates in effect of 4.90% for service cost and 3.50% for interest cost from October 1, 2014 through December 31, 2014. A discount rate of 5.00% was used for postretirement costs for the year ended December 31, 2014.

3.	Please expand the critical accounting estimates discussion or the footnotes to describe the approach used to compute interest cost and service cost.

Response:

In response to the staff's comment, we will change the footnote disclosure in our 2015 Form 10-K corresponding to that on pages 67 and 68 of the 2014 Form 10-K as follows:

Discount Rate  Our assumed weighted-average discount rate for pension and postretirement benefits of 4.30% and 4.20% respectively, at December 31, 2014, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2014, when compared to the year ended December 31, 2013, we decreased our pension discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $4,854 and decreased our postretirement discount rate 0.80%, resulting in an increase in our postretirement benefit obligation of $2,786. For the year ended December 31, 2013, we increased our pension and postretirement discount rates by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,533 and a decrease in our postretirement benefit obligation of $3,161.

We utilize a full yield curve approach in the estimation of the service and interest components of net periodic benefit costs for pension and other postretirement benefits. Under this approach, we apply discounting using individual spot rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. These spot rates align to each of the projected benefit obligations and service cost cash flows. The service cost component relates to the active participants in the plan, so the relevant cash flows on which to apply the yield curve are considerably longer in duration on average than the total projected benefit obligation cash flows, which also include benefit payments to retirees. Interest cost is computed by multiplying each spot rate by the corresponding discounted projected benefit obligation cash flows. The full yield curve approach reduces any actuarial gains and losses based upon interest rate expectations (e.g., built-in gains in interest cost in an upward sloping yield curve scenario), or gains and losses merely resulting from the timing and magnitude of cash outflows associated with our benefit obligations. Neither the annual measurement of our total benefit obligations nor annual net benefit cost is affected by the full yield curve approach. For our pension benefits, the single effective interest rate used for periodic service and interest costs during 2015 are 4.60% and 3.30%, respectively. For our postretirement benefits, the single effective interest rate used for periodic service and interest costs during 2015 are 4.60% and 3.30%.

General
4.
We noted from your April 17, 2015 response that you expect that certain of you non-GAAP measures will experience improvement of approximately $1 billion in 2015 by virtue of this change in estimate. We expect that you will provide transparent disclosure in your discussion of your non-GAAP measures of the impact of the change to include quantification of the effect of the change in method.

Response:
In response to the staff's comment, we will change the footnote disclosures to our non-GAAP presentation of "Adjusted Operating Income and Margin" included as exhibit 99.2 to our Form 8-K reporting on Item 2.02. An example of this disclosure corresponding to our non-GAAP presentation of "Adjusted Operating Income and Margin" included as exhibit 99.2 to our Form 8-K reporting on Item 2.02 filed on January 27, 2015 is as follows:

Adjusted Operating Income and Margin exclude all actuarial gains or losses ($7.9 billion loss in 2014) associated with our pension and postemployment benefit plans, which we immediately recognize in the income statement, pursuant to our accounting policy for the recognition of actuarial gains/losses. Our actuarial loss of $7.9 billion reflects our change in estimation of the service and interest components of net periodic benefit costs, which increased the actuarial loss by $150 million in the fourth quarter of 2014. As a result, Adjusted Operating Income and Margin reflect an expected return on plan assets of $4.1 billion (based on an average expected return on plan assets of 7.75%), rather than the actual return on plan assets excluding international pension of $4.6 billion (actual return of 8.8%), as included in the GAAP measure of income.

Please let me know if you have additional comments.

Sincerely,

/s/ John J. Stephens
John J. Stephens
Senior Executive Vice President
And Chief Financial Officer

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